Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Holding(s) in Company
Released	16:44 21-Mar-06
Number	1585A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company C & C Group plc	2. Name of shareholder with a major interest FMR Corporation Fidelity International Limited Edward C Johnson
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 FMR Corporation Fidelity International Limited Edward C Johnson	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached list

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	7. Number of shares/amount of stock disposed 4,043,724	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 1.24%

9. Class of security Ordinary shares of E0.01 each	10. Date of transaction N/A	11. Date listed company informed 21/03/2006
12. Total holding following this notification 31,713,932	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 9.755%	

14. Any additional information N/A	15. Name of contact and telephone number for queries Noreen O'Kelly Group Secretary + 353 1 616 1100

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Noreen O'Kelly
Group Secretary

Date of notification 21 March 2006

Fidelity Notification Nominee Name	Mgt Co	No of Shares
JP MORGAN, BOURNEMOUTH Total	FII	980,200
BANK OF NEW YORK BRUSSELS Total	FIL	149,631
BANK OF NEW YORK EUROPE LDN Total	FIL	63,359
BROWN BROS HARRIMN LTD LUX Total	FIL	93,207
JP MORGAN, BOURNEMOUTH	FIL	484,458
JP MORGAN BOURNEMOUTH	FIL	361,100
NORTHERN TRUST LONDON Total	FIL	282,151
STATE STR BK AND TR CO LNDN (S Total	FIL	74,715
JP MORGAN BOURNEMOUTH	FIL	290,000
JP MORGAN, BOURNEMOUTH Total	FISL	648,969
JP MORGAN, BOURNEMOUTH Total	FISL	6,970,968
BROWN BROTHERS HARRIMAN AND CO Total	FMRCO	3,758,767
JP MORGAN CHASE BANK Total	FMRCO	2,319,605
NOTHERN TRUST LONDON Total	FMRCO	226,211
STATE STREET BANK AND TR CO Total	FMRCO	4,161,540
MELLON BANK Total	FMRCO	76,700
BANK OF NEW YORK Total	FMTC	453,600
BROWN BROTHERS HARRIMAN AND CO Total	FMTC	1,201,281
JP MORGAN CHASE BANK Total	FMTC	385,400
NORTHERN TRUST CO Total	FMTC	375,900
NORTHERN TRUST CO Total	FMTC	30,800
STATE STREET BANK AND TR CO Total	FMTC	1,153,825
BANK OF NEW YORK BRUSSELS Total	FPM	40,838
CHASE MANHATTAN LONDON Total	FPM	19,119
CHASE MANHTTN BK AG FRNKFRT (S)	FPM	183,404
DEXIA PRIVATBANK Total	FPM	21,688
HSBC BANK PLC Total	FPM	241,100
JP MORGAN, BOURNEMOUTH Total	FPM	1,937,472
JP MORGAN, BOURNEMOUTH Total	FPM	764,315
JP MORGAN CHASE BANK Total	FPM	94,400
MELLON BANK Total	FPM	113,652
MELLON BANK Total	FPM	27,000
NORTHERN TRUST LONDON	FPM	799,660
NORTHERN TRUST LONDON	FPM	792,900
STATE STR BK AND TR CO LNDN (S)	FPM	317,204
STATE STR BK AND TR CO LNDN (S)	FPM	1,098,207
JP MORGAN, BOURNEMOUTH Total	FICL	690,600
STATE STREET HONG KONG	FIA(K)L	29,986
TOTAL		31,713,932

END

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